UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 24, 2008
BHP Billiton Plc
(Registered Number 3196209)
Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 24 September 2008	By:	Jane McAloon

Name: Jane McAloon
Title: Company Secretary

Office of the Chairman BHP Billiton Plc Neathouse Place London SW1V 1BH United Kingdom Tel: +44 (0)20 7802 4000 Fax: +44 (0)20 7802 4111 www.bhpbilliton.com 12 September 2008 Dear Shareholder(s) I have great pleasure in enclosing your Notice for the 2008 Annual General Meeting of BHP Billiton Plc. The meeting will be held on Thursday, 23 October 2008 at 10.30 am (London time) at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London. You will see from the Notice that your Board is recommending the re-election of six Directors: Paul Anderson, John Buchanan, David Crawford, Jacques Nasser, John Schubert and myself. All these Directors have been subject to a performance appraisal and the Board considers that they all continue to make a valuable contribution. Your Board is also recommending the election of three new Directors: Alan Boeckmann, David Morgan and Keith Rumble. Alan, David and Keith each bring important skills to the Boardroom and I am delighted that they have accepted invitations to join the Board. In addition, an external candidate, Stephen Mayne, has been nominated for election as a Director. The introduction of a new Companies Act in the UK required us to review the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited. Resolutions 33 and 34 propose changes to these important documents to reflect these legislative and other changes and you will find the details in the Appendix. We also propose amendments to the Group Incentive Scheme. Your Board is recommending these changes as we believe that they are important to attract, motivate and retain talented individuals. We also propose a change to the maximum aggregate remuneration paid to non-executive Directors. This is to accommodate fees paid to newly appointed Directors as well as an increase in non-executive Director fees in line with the market. Many of the remaining items of business set out in the Notice will be familiar to you. This year, we are again inviting shareholders who are not able to attend the meeting to lodge questions. A question form for that purpose is attached to your proxy form. We will post the most frequently asked questions on the website, together with answers, and will address as many questions as possible at the meeting. If you are not able to attend the meeting in person, please complete the enclosed proxy form and return it to us by mail or fax. Alternatively, you may register your proxy appointment and voting instruction electronically via the internet. The Board recommends that shareholders vote against resolutions 17 and 18 relating to the election of Mr Mayne as a Director. Your Directors unanimously support all other items of business set out in the Notice. I sincerely hope you are able to join us and take advantage of this opportunity to meet with and talk to Directors and senior executives and I look forward to seeing as many of you as possible at the meeting. Yours sincerely Don Argus Chairman A member of the BHP Billiton Group Registered Office: Neathouse Place London SW1V 1BH Registered in England and Wales, Number 3196209

Notice of Annual General Meeting This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000, immediately. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. INDEX Items of Business: pages 3 to 5 Explanatory Notes: pages 6 to 16 Appendix: pages 17 to 21 Voting: pages 22 to 24 In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Notice is given that the Annual General Meeting of shareholders of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Thursday, 23 October 2008 at 10.30 am (London time) for the purpose of transacting the following business. [MAP] The Queen Elizabeth II Conference Centre Tube station P Parking

Items of Business Items 1 to 24 and 29 to 32 will be proposed as ordinary resolutions. Items 25, 26, 27, 33 and 34 will be proposed as special resolutions. Item 28 will be proposed as a non-binding ordinary resolution. Financial statements and reports 1. To receive the financial statements for BHP Billiton Plc for the 2. To receive the financial statements for BHP Billiton Limited year ended 30 June 2008, together with the Directors’ Report for the year ended 30 June 2008, together with the and the Auditor’s Report as set out in the Annual Report. Directors’ Report and the Auditor’s Report as set out in the Annual Report. Election of Directors The following Directors retire by rotation or under the Board’s policy on tenure and, being eligible, submit themselves for re-election: 3. Mr P M Anderson retires by rotation and offers himself 4. Mr P M Anderson retires by rotation and offers himself for re-election as a Director of BHP Billiton Plc. for re-election as a Director of BHP Billiton Limited. 5. Mr D R Argus has served on the Board for more than nine 6. Mr D R Argus has served on the Board for more than nine years and, in accordance with the Board’s policy, offers years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Plc. himself for re-election as a Director of BHP Billiton Limited. 7. Dr J G S Buchanan retires by rotation and offers himself 8. Dr J G S Buchanan retires by rotation and offers himself for re-election as a Director of BHP Billiton Plc. for re-election as a Director of BHP Billiton Limited. 9. Mr D A Crawford has served on the Board for more than 10. Mr D A Crawford has served on the Board for more than nine years and, in accordance with the Board’s policy, offers nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of BHP Billiton Plc. himself for re-election as a Director of BHP Billiton Limited. 11. Mr J Nasser retires by rotation and offers himself 12. Mr J Nasser retires by rotation and offers himself for re-election as a Director of BHP Billiton Plc. for re-election as a Director of BHP Billiton Limited. 13. Dr J M Schubert retires by rotation and offers himself 14. Dr J M Schubert retires by rotation and offers himself for re-election as a Director of BHP Billiton Plc. for re-election as a Director of BHP Billiton Limited. The following, being eligible, submit themselves for election: 15. Mr A L Boeckmann was appointed a Director by the Board of BHP Billiton Plc since the last annual general meeting and offers himself for election as a Director of BHP Billiton Plc. 16. Mr A L Boeckmann was appointed a Director by the Board of BHP Billiton Limited since the last annual general meeting and offers himself for election as a Director of BHP Billiton Limited. 17. Mr S Mayne offers himself for election as a Director of BHP Billiton Plc. 18. Mr S Mayne offers himself for election as a Director of BHP Billiton Limited. 19. Dr D R Morgan was appointed a Director by the Board of BHP Billiton Plc since the last annual general meeting and offers himself for election as a Director of BHP Billiton Plc. 20. Dr D R Morgan was appointed a Director by the Board of BHP Billiton Limited since the last annual general meeting and offers himself for election as a Director of BHP Billiton Limited. 21. Mr K C Rumble was appointed a Director by the Board of BHP Billiton Plc since the last annual general meeting and offers himself for election as a Director of BHP Billiton Plc. 22. Mr K C Rumble was appointed a Director by the Board of BHP Billiton Limited since the last annual general meeting and offers himself for election as a Director of BHP Billiton Limited. BHP BILLITON PLC NOTICE OF MEETING 2008 — 3

Items of Business (continued) Reappointment of auditor of BHP Billiton Plc 23. To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That KPMG Audit Plc be reappointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.’ General authority to allot shares in BHP Billiton Plc 24. To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the authority and power to allot relevant securities (as defined in section 80 of the United Kingdom Companies Act 1985) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association be renewed for the period ending on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2009 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot relevant securities in pursuance of such offers or agreements), and for such period the section 80 amount (under the United Kingdom Companies Act 1985) shall be US$277,983,328.’ Disapplication of pre-emption rights in BHP Billiton Plc 25. To consider and, if thought fit, pass the following resolution as a special resolution: ‘That the authority and power to allot equity securities (as defined in section 94 of the United Kingdom Companies Act 1985) for cash conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association be renewed for the period ending on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2009 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements), and for such period the section 95 amount (under the United Kingdom Companies Act 1985) shall be US$55,778,030.’ Repurchase of shares in BHP Billiton Plc 26. To consider and, if thought fit, pass the following resolution as a special resolution: ‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 166 of the United Kingdom Companies Act 1985 to make market purchases (as defined in section 163 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (‘shares’) provided that: (a) the maximum aggregate number of shares hereby authorised to be purchased will be 223,112,120, representing 10 per cent of BHP Billiton Plc’s issued share capital; (b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share; (c) the maximum price that may be paid for any share is not more than 5 per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and (d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the earlier of: (i) 22 April 2010, and (ii) the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2009 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts).’ Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited 27. T o consider and, if thought fit, pass the following resolutions as special resolutions: (i) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 30 April 2009.’ (ii) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 29 May 2009.’ (iii) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 15 June 2009.’ (iv) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 31 July 2009.’ (v) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 15 September 2009.’ (vi) ‘That the share capital of BHP Billiton Plc be reduced by the cancellation of all the issued paid up shares of US$0.50 nominal value each held by BHP Billiton Limited on 30 November 2009.’ 4 — BHP BILLITON PLC NOTICE OF MEETING 2008

Items of Business (continued) Remuneration Report 28. To approve the Remuneration Report for the year ended 30 June 2008. Amendments to Rules of Group Incentive Scheme 29. To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That: (a) the BHP Billiton Plc Group Incentive Scheme, as amended in the manner set out in the Explanatory Notes to this Notice of Meeting, be approved for all purposes; and (b) the BHP Billiton Limited Group Incentive Scheme, as amended in the manner set out in the Explanatory Notes to this Notice of Meeting, be approved for all purposes.’ Approval of grants to executive Director 30. To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to executive Director, Mr M J Kloppers, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’ Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on resolution 30 by Mr M J Kloppers or any of his associates, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides. Change to maximum aggregate remuneration paid to non-executive Directors in any year 31. To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the maximum aggregate remuneration which may be paid by BHP Billiton Plc to all the non-executive Directors in any year together with the remuneration paid to those non-executive Directors by BHP Billiton Limited be increased from US$3,000,000 to US$3,800,000 and that this increase be approved for all purposes, including for the purposes of Article 76 of the Articles of Association of BHP Billiton Plc.’ 32. To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the maximum aggregate remuneration which may be paid by BHP Billiton Limited to all the non-executive Directors in any year together with the remuneration paid to those non-executive Directors by BHP Billiton Plc be increased from US$3,000,000 to US$3,800,000 and that this increase be approved for all purposes, including for the purposes of Rule 76 of the Constitution of BHP Billiton Limited and ASX Listing Rule 10.17.’ Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on resolutions 31 and 32 by a Director or an associate of a Director, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides. Amendments to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited 33. To consider and, if thought fit, pass the following resolution as a special resolution: ‘That the Articles of Association of BHP Billiton Plc be amended, with effect from the close of the 2008 Annual General Meeting of BHP Billiton Limited, in the manner outlined in the Appendix to this Notice of Meeting and set out in the amended Articles of Association tabled by the Chair of the meeting and signed for the purposes of identification.’ 34. To consider and, if thought fit, pass the following resolution as a special resolution: ‘That the Constitution of BHP Billiton Limited be amended, with effect from the close of the 2008 Annual General Meeting of BHP Billiton Limited, in the manner outlined in the Appendix to this Notice of Meeting and set out in the amended Constituti on tabled by the Chair of the meeting and signed for the purposes of identification.’ BHP BILLITON PLC NOTICE OF MEETING 2008 — 5

Explanatory Notes VOTING ARRANGEMENTS UNDER THE DUAL LISTED COMPANIES STRUCTURE Because BHP Billiton Plc and BHP Billiton Limited have retained their status as separate companies, two Annual General Meetings will be held – that of BHP Billiton Plc in London on 23 October 2008 and that of BHP Billiton Limited in Melbourne on 27 November 2008. The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters. Significant matters are identified in the merger agreements. Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter. At the Annual General Meetings this year, all items of business are joint electorate matters. The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action. Voting on joint electorate actions works as follows: • if you vote at the meeting of BHP Billiton Plc (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution at the Annual General Meeting of BHP Billiton Limited; · shareholders of BHP Billiton Limited who vote on the corresponding resolution proposed at their Annual General Meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Plc; and • a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meets the required majority. In the case of an ordinary resolution, the majority is more than 50 per cent of the votes cast and, in the case of a special resolution, it is 75 per cent of the votes cast. The results of any resolution cannot be finalised until after both meetings are concluded. Voting at each meeting will be conducted by poll and the results announced to the stock exchanges and made available on our website as soon as they are known. BUSINESS Explanatory notes on the items of business to be considered at the meeting follow. Items 1 and 2 – Financial statements and reports The law in England and Australia requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report, the Auditor’s Report and the Remuneration Report for the year. In accordance with the BHP Billiton Group’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies. Shareholders will have received a copy of the BHP Billiton Group Annual Report or Concise Annual Report in accordance with their election. The BHP Billiton Group Annual Report and Concise Annual Report are available on the website at www.bhpbilliton.com. Alternatively, shareholders can request hard copies by telephoning 44 (0) 844 472 7001 (United Kingdom) or 27 (0) 11 373 0033 (South Africa). Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see the previous section on voting arrangements for an explanation). Shareholders of both companies must therefore vote on these items and they are proposed as ordinary resolutions. Items 3 to 22 – Election of Directors The merger agreements require the Boards of BHP Billiton Plc and BHP Billiton Limited to be identical. Mr A L Boeckmann, Dr D R Morgan and Mr K C Rumble are seeking election by shareholders to both Boards (‘the Board’), having been appointed non-executive Directors since the last Annual General Meetings. Mr P M Anderson, Dr J G S Buchanan, Mr J Nasser and Dr J M Schubert are retiring from the Board by rotation and it is proposed that they be reappointed. The Board has also determined that after a non-executive Director has served on the Board for nine years from the date of their first election, that Director will stand for annual election from the first Annual General Meeting after the e xpiration of their current term. Accordingly, Mr D R Argus and Mr D A Crawford are retiring from the Board and it is proposed that they be reappointed. The Nomination Committee of the Board, with the assistance of an external independent adviser, oversaw a review of the performance of each of the retiring non-executive Directors, Mr P M Anderson, Mr D R Argus, Dr J G S Buchanan, Mr D A Crawford, Mr J Nasser and Dr J M Schubert. The performance assessment was designed to assess the effectiveness of each of the non-executive Directors. The Committee has also reviewed the skills, knowledge and experience represented on the Board. On the basis of those reviews, the Board recommends to shareholders the re-election of the retiring Directors and the election of Mr A L Boeckmann, Dr D R Morgan and?Mr K C Rumble. Mr A L Boeckmann, Dr D R Morgan, Mr K C Rumble and each of the retiring non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 5.3 of the Corporate Governance Statement. The Board does not consider that the external candidate, Mr S Mayne, has the necessary skills and experience for a Director of BHP Billiton, and recommends that shareholders vote against his election. The election and re-election of Directors to the Board is considered a significant matter and is therefore a joint electorate action. If a Director is elected or re-elected to one Board and not the other then that Director will not be appointed to either Board. The resolutions to appoint these Directors are proposed separately as ordinary resolutions. The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 4 of the Annual Report. Biographical details provided by the external candidate are set out below. These have not been independently verified by BHP Billiton. 6 — BHP BILLITON PLC NOTICE OF MEETING 2008

Explanatory Notes (continued) [PHOTO] Paul Anderson B S (Mech Eng), MBA, 63 Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He has been a non-executive Director of BHP Billiton Plc and BHP Billiton Limited since June 2006. He was the CEO and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Plc and BHP Billiton Limited from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Plc and BHP Billiton Limited from July to November 2002. He is Chairman of Spectra Energy Corporation and retired as Chairman of Duke Energy Corporation in January 2007 where he had more than 20 years’ experience at Duke Energy and its predecessors. He is a former Director of Qantas Airways Limited and Temple Inland Inc. He is also a member of the US President’s Council of Advisors on Science and Technology and is a member of BHP Billiton’s Sustainability Committee. The Nomination Committee, with the assistance of an external independent adviser, oversaw a review of Mr Anderson’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Anderson as a candidate for re-election. The Board has concluded that Mr Anderson is independent. An explanation of the Board’s reasoning in assessing Mr Anderson’s independence is set out in section 5.3.5 of the Corporate Governance Statement, which forms part of the Annual Report. The Board believes that Mr Anderson’s extensive background in natural resources and energy, and deep understanding of the strategy behind the Group’s success brings great value to the Board. The Board recommends the re-election of Mr Anderson. [PHOTO] Don Argus AO, SF Fin, FCPA, 70 Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of National Australia Bank Limited. He was appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. He has been Chairman of BHP Billiton Plc and BHP Billiton Limited since June 2001. He is a Director of Australian Foundation Investment Company Ltd, a member of the International Advisory Council of Allianz Aktiengesellschaft and the International Advisory Committee to the New York Stock Exchange Board of Directors, a former Chairman of Brambles Limited and a former Director of Southcorp Limited. He is the Chairman of the Nomination Committee. The Nomination Committee, with the assistance of an external independent adviser, and in the absence of Mr Argus, oversaw a review of Mr Argus’ performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Argus as a candidate for re-election. In recommending the re-election of Mr Argus the Nomination Committee and the Board took into account the fact that Mr Argus has served on the Board for 11 years. Under the terms of the policy adopted by the Board requiring Directors who have served for a period of nine years or more since the date of their first election to stand for annual election, Mr Argus is required to seek re-election at each Annual General Meeting for the remainder of his tenure. The Board is satisfied that Mr Argus’ tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of the Board as Chairman. The Board recommends the re-election of Mr Argus. BHP BILLITON PLC NOTICE OF MEE TING 2008 — 7

Explanatory Notes (continued) [PHOTO] John Buchanan BSc, MSc (Hons 1), PhD, 65 John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the United Kingdom and international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, Treasurer and Chief Executive of BP Finance, and Chief Operating Officer of BP Chemicals. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since February 2003. He is the Chairman of Smith & Nephew Plc, a Director of AstraZeneca Plc, the Senior Independent Director and Deputy Chairman of Vodafone Group and a former director of Boots Plc. He is the Senior Independent Director of BHP Billiton Plc, the Chairman of BHP Billiton’s Remuneration Committee and a member of the Nomination Committee. The Nomination Committee, with the assistance of an external independent adviser, and in the absence of Dr Buchanan, oversaw a review of Dr Buchanan’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Dr Buchanan as a candidate for re-election. The Board recommends the re-election of Dr Buchanan. [PHOTO] David Crawford BComm, LLB, FCA, FCPA, FAICD, 64 David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton Plc and BHP Billiton Limited in June 2001. He is Chairman of the Risk and Audit Committee. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules and the Combined Code. He is Chairman of Lend Lease Corporation Limited and Foster’s Group Limited, and a former Director of Westpac Banking Corporation. The Nomination Committee, with the assistance of an external independent adviser, oversaw a review of Mr Crawford’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Crawford as a candidate for re-election. In recommending the re-election of Mr Crawford, the Nomination Committee and the Board took into account the fact that Mr Crawford has served on the Board for 14 years. Under the terms of the policy adopted by the Board requiring Directors who have served for a period of nine years or more since the date of their first election to stand for annual election, Mr Crawford is required to seek re-election at each Annual General Meeting for the remainder of his tenure. The Board is satisfied that Mr Crawford’s tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of the Board and to the work of the Risk and Audit Committee. In recommending Mr Crawford for re-election the Board also took into account Mr Crawford’s former association with KPMG, details of which are set out in section 5.3.5 of the Corporate Governance Statement, which forms part of the Annual Report. Mr Crawford resigned as a partner and Australian National Chairman of KPMG in June 2001 and has no ongoing relationship with KPMG. Therefore, the Board does not consider Mr Crawford’s independence to be compromised. The Board recommends the re-election of Mr Crawford. 8 - BHP BILLITON PLC NOTICE OF MEETING 2008

Explanatory Notes (continued) [PHOTO] Jacques Nasser AO, BBus, Hon DT, 60 Following a 33 year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since June 2006. He is a Director of British Sky Broadcasting Ltd, a partner of One Equity Partners and a member of the International Advisory Council of Allianz Aktiengesellschaft. He is a former Chairman of Polaroid Corporation and a former Director of Brambles Limited and Quintiles Transnational Corporation. He is a member of the Risk and Audit Committee. The Nomination Committee, with the assistance of an external independent adviser, oversaw a review of Mr Nasser’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Mr Nasser as a candidate for re-election. The Board recommends the re-election of Mr Nasser. [PHOTO] John Schubert BCh Eng, PhD (Chem Eng), FIEAust, FTSE, 65 John Schubert has considerable experience in the international oil industry, including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton Plc and BHP Billiton Limited in June 2001. He is the Chairman of Commonwealth Bank of Australia, a Director of Qantas Airways Limited and Chairman of G2 Therapies Limited. He is a former Director of Hanson Plc and former Chairman of Worley Parsons Limited. Dr Schubert is Chairman of the Sustainability Committee and a member of the Nomination Committee. The Nomination Committee, with the assistance of an external independent adviser, and in the absence of Dr Schubert, oversaw a review of Dr Schubert’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review the Nomination Committee recommended and the Board endorsed Dr Schubert as a candidate for re-election. The Board recommends the re-election of Dr Schubert. BHP BILLITON PLC NOTICE OF MEETING 2008 — 9

Explanatory Notes (continued) Alan Boeckmann BE (Electrical Eng), 60 Alan Boeckmann is Chairman of the Board and CEO of Fluor Corporation, one of the world’s largest publicly owned engineering, procurement, construction, maintenance and project management companies. Fluor is a Fortune 500 company with more than 41,000 employees in more than 25 countries across six continents. Active in a variety of business and professional organisations, Mr Boeckmann serves as a Director on the Boards of Archer Daniels Midland Company (until November 2008) and Burlington Northern Santa Fe. Mr Boeckmann was appointed a Director of BHP Billiton Plc and BHP Billiton Limited on 1 September 2008. The Board has concluded that Mr Boeckmann is independent. An explanation of the Board’s reasoning in assessing Mr Boeckmann’s independence is set out in section 5.3.5 of the Corporate Governance Statement, which forms part of the Annual Report. The Board believes Mr Boeckmann’s breadth of management experience, particularly in engineering and project management, adds materially to the Board’s collective decision-making capacity. The Board recommends the election of Mr Boeckmann. The following material is based on information provided by Mr Stephen Mayne with his nomination. The biographical details have not been verified independently by BHP Billiton. BHP Billiton does not in any way endorse the platform on which Mr Mayne is standing. Stephen Mayne BCom, 39 Stephen Mayne is a Walkley Award winning Australian business journalist and a professional shareholder advocate. He founded Australia’s best known independent ezine www.crikey.com.au and now publishes the corporate governance ezine www.maynereport.com. Mr Mayne’s consent to nomination indicates that he is standing on a platform concerning the following two issues: • he is opposed to the proposed takeover of Rio Tinto by BHP Billiton. He contends that it could be highly dilutive for BHP Billiton shareholders, citing BHP’s merger with Billiton. He also contends that it is an unnecessary distraction for BHP Billiton’s management; and • he believes that it is time for the Chairman, Mr Don Argus, to retire in view of his age and his length of tenure as a Director (since 1996) and as Chairman (since 1999). The Board recommends that shareholders vote against the election of Mr Mayne. 10 — BHP BILLITON PLC NOTICE OF MEETING 2008

Explanatory Notes (continued) [PHOTO] David Morgan BEc, MSc, PhD, 61 David Morgan was the Managing Director and Chief Executive Officer of Westpac Banking Corporation from March 1999 until January 2008. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington DC in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Dr Morgan joined Westpac in 1990 where he had responsibility for all major operating divisions, including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking. He is Chairman of J C Flowers & Co Australia. Dr Morgan was appointed a Director of BHP Billiton Plc and BHP Billiton Limited on 1 January 2008. He is a member of the Risk and Audit Committee. The Board believes that Dr Morgan’s wide-ranging experience in the finance sector brings great value to the Board. The Board recommends the election of Dr Morgan. [PHOTO] Keith Rumble BSc, MSc (Geochemistry), 54 Keith Rumble was until recently CEO of SUN Mining, a wholly owned entity of the SUN Group, which is a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the mining industry, specifically in the titanium and platinum markets. Prior to SUN Mining, he spent six years as Chief Executive Officer of Impala Platinum, a significant global platinum and PGM producer, based in South Africa. Prior to that, Mr Rumble was CEO of Rio Tinto Iron and Titanium Inc in Canada, having earlier held managerial positions (ultimately Managing Director) at Richards Bay Minerals. Mr Rumble serves on the Board of Governors of Rhodes University and Michaelhouse College, and is a Trustee of the World Wildlife Fund (South Africa). Mr Rumble was appointed a Director of BHP Billiton Plc and BHP Billiton Limited on 1 September 2008. The Board believes that Mr Rumble’s substantial experience in global mining business enables him to make a significant contribution to the Board’s work. The Board recommends the election of Mr Rumble. BHP BILLITON PLC NOTICE OF MEETING 2008 — 11

Explanatory Notes (continued) Item 23 – Reappointment of auditor of BHP Billiton Plc The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next Annual General Meeting. In addition, the law requires shareholders to either agree the remuneration of the auditor or authorise a company’s directors to do so. KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors. The law in Australia does not allow for a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed. This item is regarded as a significant matter and is therefore a joint electorate action. Shareholders of both BHP Billiton Plc and BHP Billiton Limited must therefore vote on it and it is proposed as an ordinary resolution. Item 24 – General authority to allot shares in BHP Billiton Plc Under English law a company must obtain shareholder consent before it can make an allotment of unissued shares. The Companies may be required to allot unissued shares to employees participating in the Group Incentive Schemes and other legacy employee share schemes. From time to time, the Companies also consider the allotment of unissued shares to finance business opportunities. Shareholders are again being asked to consent to BHP Billiton Plc allotting unissued shares, up to a designated limit, for a further year. Under English law and the Articles of Association of BHP Billiton Plc shareholders may authorise Directors to allot shares for a period of up to five years. However, as previously indicated to shareholders, the Board intends to continue to seek shareholder approval for this matter on an annual basis, as it is doing in this resolution 24. The proposed limit is US$277,983,328 in nominal amount, representing 555,966,656 shares of US$0.50 each, being 25.19 per cent of the total issued share capital of BHP Billiton Plc (calculated exclusive of treasury shares) as at the date of this Notice. This limit accords with corporate governance practice in the United Kingdom, being the difference between the authorised and issued share capital of BHP Billiton Plc. While the limit exceeds the number of shares that could be allotted under the employee share schemes, it is being proposed to ensure that the Directors have the capacity to finance business opportunities which arise through the allotment of unissued shares up to the limit set. The Board has no present intention to use this authority to finance any business opportunity. This authority will expire at the conclusion of the BHP Billiton Annual General Meetings in 2009. There were no allotments of unissued shares made under the approval granted by shareholders at the 2007 Annual General Meetings. As at the date of this Notice of Meeting, BHP Billiton Plc holds 24,113,658 treasury shares being 1.09 per cent of the total issued share capital of BHP Billiton Plc (calculated exclusive of treasury shares). This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution. Item 25 – Disapplication of pre-emption rights in BHP Billiton Plc Before Directors can allot unissued shares wholly for cash, English law requires Directors to offer those unissued shares to existing holders first, in proportion to their holdings. The Listing Rules of the Australian Securities Exchange (‘ASX’) permit Directors to allot unissued shares in BHP Billiton Limited without shareholder approval up to a maximum number equivalent to approximately 15 per cent of the issued capital of the company prior to the allotment. To enable the allotment of unissued shares wholly for cash for the reasons outlined in the notes to item 24 above and the sale of shares for cash out of treasury pursuant to section 95 of the United Kingdom Companies Act 1985, the Directors are asking shareholders to suspend the application of section 89 of that Act up to a limit of 111,556,060 shares. This number is equivalent to 5 per cent of the issued ordinary capital of BHP Billiton Plc (including any shares held in treasury) as at the date of this Notice. Since there were no allotments of unissued shares made in the past year, the Directors did not act under the equivalent authority granted by the shareholders at the 2007 Annual General Meetings. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution. Item 26 – Repurchase of shares in BHP Billiton Plc Authority was given to the Directors at the 2007 Annual General Meetings to make market purchases (within the meaning of section 163(3) of the United Kingdom Companies Act 1985) of ordinary shares in the capital of BHP Billiton Plc subject to certain conditions, such authority to expire on the date of the BHP Billiton Limited Annual General Meeting on 27 November 2008. The buy-back program was suspended until further notice on 14 December 2007. Until the buy-back program was suspended, 25,420,000 shares had been purchased by BHP Billiton Plc to be held as treasury shares. None of these shares were purchased during the period from the 2007 Annual General Meeting of BHP Billiton Limited to 14 December 2007. 1,306,342 treasury shares have been sold to BHP Billiton ESOP Trustee Limited (the trustee of the BHP Billiton Employee Share Ownership Trust). Consequently, BHP Billiton Plc holds 24,113,658 treasury shares at the date of this Notice. 12 — BHP BILLITON PLC NOTICE OF MEETING 2008

Explanatory Notes (continued) Resolution 26 seeks to renew the authority given to the Directors at the 2007 Annual General Meetings for a further period, expiring on the earlier of (i) 22 April 2010 and (ii) the later of the BHP Billiton Plc Annual General Meeting and the BHP Billiton Limited Annual General Meeting in 2009. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 223,112,120 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the date of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50. The Directors have no present intention to reactivate the buy-back program that was suspended on 14 December 2007. In the event that they decide to reactivate the buy-back program, the Directors believe that the authority to repurchase ordinary shares could be exercised in the future, in particular through on-market buy-backs of shares in BHP Billiton Plc on an opportunistic basis. As at the date of this Notice of Meeting, there were options and other awards under employee share plans outstanding to subscribe for 10,242,414 shares in BHP Billiton Plc which, if exercised in full, would represent 0.46 per cent of the issued share capital (excluding any shares held in treasury) at such date. If the authority to buy back shares under resolution 26 was exercised in full, such options or other awards would, on exercise, represent 0.52 per cent of the issued share capital of BHP Billiton Plc (excluding any shares held in treasury), net of the shares bought back. The authority conferred by resolution 26 will only be exercised if the Directors reactivate the buy-back program that was suspended on 14 December 2007, and only after considering the effects on earnings per share and the benefits for shareholders generally. The United Kingdom Companies Act 1985 (as amended) enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. To date, 25,420,000 shares have been purchased by BHP Billiton Plc and 24,113,658 are held as treasury shares following the sale of 1,306,342 treasury shares (as described above). The Directors are entitled to hold those shares in treasury, provided that the number of shares held in treasury at any one time does not exceed 10 per cent of BHP Billiton Plc’s nominal issued share capital. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution. Item 27 – Cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited As part of the capital return to shareholders of US$3 billion through a series of share buy-backs that was announced on 23 August 2006 by BHP Billiton and the US$10 billion increase to that capital management program announced on 7 February 2007, BHP Billiton Limited purchased shares in BHP Billiton Plc on-market until the buy-back program was suspended on 14 December 2007. Cancellations of BHP Billiton Plc shares held by BHP Billiton Limited have occurred during 2007 and 2008 following the approval of shareholders at the 2006 and 2007 Annual General Meetings of BHP Billiton Plc and BHP Billiton Limited. As at the date of this Notice of Meeting, all BHP Billiton Plc shares purchased by BHP Billiton Limited had been cancelled. As stated under Item 26, the Board has no present intention to reactivate the buy-back program. In the event that it decides to reactivate the buy-back program, the Board would give consideration to the desirability for those BHP Billiton Plc shares purchased by BHP Billiton Limited to be cancelled. No consideration would be paid by BHP Billiton Plc in respect of any such cancellation. Subject to the passing of the relevant resolutions by shareholders, and to the extent that BHP Billiton Plc secures subsequent confirmation of any such cancellation by the court, BHP Billiton Plc may cancel all its ordinary shares that are held by BHP Billiton Limited on 30 April 2009, 29 May 2009, 15 June 2009, 31 July 2009, 15 September 2009 and 30 November 2009 by means of court-approved reductions of capital. Under the United Kingdom Companies Act 1985, a company may reduce its share capital (including by way of a cancellation of its shares) provided the reduction is approved by a special resolution of its shareholders in a general meeting and is confirmed by the court. If the resolutions to be proposed at the Annual General Meetings are passed by shareholders, an application can then be made to the court for confirmation of any such cancellation. In confirming any particular cancellation, the court will require protection for the creditors of BHP Billiton Plc and BHP Billiton Limited whose debts (including contingent debts) remain outstanding at the date on which that cancellation becomes effective and whose consent has not already been given to the cancellation. BHP Billiton would not seek the consent of such creditors, but would instead credit the reserves arising as a result of that cancellation to a special reserve in the accounts of BHP Billiton Plc. This special reserve would not be distributable to shareholders until such time as all of the creditors whose debts were outstanding at the date on which that cancellation became effective have been paid in full. Any such cancellation will only take effect upon registration by the United Kingdom Registrar of Companies of the court order confirming that cancellation. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a series of special resolutions. BHP BILLITON PLC NOTICE OF MEETING 2008 — 13

Explanatory Notes (continued) Item 28 – Remuneration Report The Annual Report for the year ended 30 June 2008 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for the executive Director, non-executive Directors and Key Management Personnel. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Remuneration Report is set out in section 6 of the Annual Report and can also be found on the BHP Billiton website at www.bhpbilliton.com. The law in England and Australia makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Plc or BHP Billiton Limited to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed. Notwithstanding the legislative effect of this requirement, the Board has determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy. This item is regarded as a significant matter and is therefore a joint electorate action. Item 29 – Amendments to Rules of Group Incentive Scheme The Group Incentive Scheme (‘GIS’), which was implemented in 2002, is an integral part of BHP Billiton’s approach to competitive performance-based remuneration, and incentivises our executives to achieve annual goals linked to business strategy, budget and personal objectives. Awards are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options. While the cash awards are paid annually, the Deferred Shares/Options are subject to a two-year vesting period before they can be exercised. The Remuneration Committee determines the percentage of a participant’s base salary which is capable of being received as a bonus if the performance criteria are met at target level (‘Target Bonus Amount’). Under the GIS rules, the maximum Target Bonus Amount that can be achieved is 140 per cent of a participant’s base salary. The maximum bonus amount that can be achieved is 1.5 times the Target Bonus Amount, i.e. 210 per cent of a participant’s salary. The Remuneration Committee commissioned a review of our executive remuneration to assess whether it continued to meet the needs of the Company and its shareholders. The review took place against the Remuneration Policy that we have had in place since the merger of BHP and Billiton in 2001. The Committee continues to believe the principles that underpin that Policy are the right ones for our Company. The advice received suggested that some modifications could be made to the structure of the GIS to position our executive remuneration at the market median. This positioning is, of course, vital to BHP Billiton as we endeavour to attract and retain key talent in this period of demand in the resources sector. To ensure that we maintain the strong performance component of remuneration structure, shareholders are asked to approve an amendment to the rules of the GIS to enable us to increase the Target Bonus Amount from 140 per cent to 160 per cent, and to increase the maximum bonus from 1.5 to 2.0 times the Target Bonus Amount. The revised bonus will bring the level of the total package for Group Management Committee (‘GMC’) members towards the median of our peer group. It will, of course, only result in enhanced remuneration for executives if the Company continues to produce solid business performance. The revised bonus amount will apply to the Chief Executive Officer and the GMC members only. Consistent with our commitment to ensure alignment between our senior executives and shareholders, we have revisited our minimum shareholding requirement and adjusted it as follows: Shareholding requirement Current shareholding 50% of Base Salary Net of Tax requirement Proposed shareholding CEO – 300% of Base Salary Net of Tax; requirement Other members of the GMC – 200% of B ase Salary Net of Tax A copy of the GIS rules showing the amendments proposed in item 29 is available on the Group’s website at www.bhpbilliton.com. Item 30 – Approval of grants to executive Director It is proposed that Mr M J Kloppers who is an executive Director of BHP Billiton Plc and BHP Billiton Limited, be awarded securities under the Group Incentive Scheme (‘GIS’) and the Long Term Incentive Plan (‘LTIP’). Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. This requirement does not apply in respect of securities purchased on-market, and it is the Board’s current intention that securities awarded under resolution 30 will be acquired on-market. Nonetheless, the Board wishes to seek approval for the acquisition of securities under the GIS and the LTIP by the executive Director. ASX Listing Rule 10.15 requires this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares that may be granted to the executive Director under the terms of the GIS and the LTIP. 14 — BHP BILLITON PLC NOTICE OF MEETING 2008

Explanatory Notes (continued)

(a) Award of GIS Deferred Shares/Options: While it is not possible to specify a maximum number of Deferred Shares and Options which will be granted to Mr Kloppers, the maximum value of the Deferred Shares or Options that will be granted will be US$1,805,878. This maximum value has been determined according to the formula that forms part of the GIS rules approved by shareholders at the 2004 Annual General Meetings (that is, the formula applicable prior to the changes proposed under item 29).

If awards were granted based on the average share price and exchange rate for the year ending 30 June 2008 (A$40.73; and A$1.1154 to US$1.00) and a Black-Scholes pricing model valuing each Option at 25 per cent of a share, approximately 49,454 Deferred Shares or 197,817 Options would be granted after the Annual General Meetings. The actual number of Deferred Shares or Options granted will be dependent on the share price and exchange rate at the date of grant as well as any elections that Mr Kloppers makes as to whether to receive Options as an alternative to Deferred Shares. Information on the GIS is set out in section 6.3 of the Annual Report, and the GIS rules can be found on the BHP Billiton website at ***www.bhpbilliton.com***.

(b) Award of LTIP Performance Shares: Again, while it is not possible to specify a maximum number of Performance Shares which will be granted to Mr Kloppers, the rules of the LTIP limit the award to an Expected Value of twice a participant's annual base salary.

If awards were granted based on Mr Kloppers' current base salary and the average share price and exchange rate used above, approximately 349,397 Performance Shares would be granted after the Annual General Meetings. The actual number of Performance Shares will be dependent on the base salary, share price and exchange rate at the date of grant. Information on the LTIP is set out in section 6.3 of the Annual Report, and the LTIP rules can be found on the BHP Billiton website at ***www.bhpbilliton.com***.

(c) There is no cost to Mr Kloppers on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price and accordingly do not raise capital. Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award date. The capital raised through Options will be used as part of the working capital of the Group.

(d) The names of the Directors or associates of the Directors who received securities under the GIS and the LTIP pursuant to shareholder approval at the 2007 Annual General Meetings and the number of securities received (none of which had an acquisition price) are:

Awards under the GIS and the LTIP			
Director	Deferred Shares	Options	Performance Shares
Mr M J Kloppers	27,582	0	333,327

(e) The name of the Director and his associates entitled to participate in the GIS and LTIP in 2008 is Mr M J Kloppers.

(f) In relation to the operation of the GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up to 27 November 2009. Underlying shares may be issued as a result of the exercise or award of the (i) Deferred Shares and Options from August 2010 to August 2013 and (ii) Performance Shares from August 2013 to August 2018.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

Items 31 and 32 – Change to maximum aggregate remuneration paid to non-executive Directors in any year

Article 76 of the Articles of Association of BHP Billiton Plc and Rule 76 of the Constitution of BHP Billiton Limited provide that the maximum aggregate remuneration for services that may be paid to all the non-executive Directors of BHP Billiton Plc and BHP Billiton Limited in any year is fixed by shareholders. The maximum aggregate annual remuneration is currently fixed at US$3,000,000. This is the maximum amount that both BHP Billiton Plc and BHP Billiton Limited together may pay to their non-executive Directors in any year as remuneration for services as non-executive Directors. Under the terms of the Articles of Association and the Constitution, it does not include remuneration for extra services (that is, services which in the opinion of the Board are outside the scope of the ordinary duties of a non-executive Director), fees for serving on a Committee of the Board, travel, accommodation and other expenses incurred by a Director in attending shareholder, Board or Committee meetings or while engaged on the business of BHP Billiton Plc or BHP Billiton Limited, or retirement benefits, all of which may be paid in addition. Nor does it include remuneration paid to executive Directors.

Although the Articles of Association and the Constitution exclude fees for serving on a Committee of the Board from the US$3,000,000 fee cap, the Board believes that as a matter of good governance the Committee fees should be treated as if they were required to fit within the cap.

The current maximum aggregate annual remuneration was fixed by shareholders at US$3,000,000 at the Annual General Meetings in 2006. Since that time the remuneration paid to non-executive Directors has been increased to reflect market conditions and the necessity to attract the calibre of Director able to appropriately contribute to a high-performing Board and meet the responsibilities of a non-executive Director of BHP Billiton. In addition, the number of non-executive Directors increased recently from 10 to 12, to facilitate succession planning and as part of ongoing Board renewal.

Shareholders are asked to approve an increase in the fee cap to US$3,800,000.

BHP BILLITON PLC NOTICE OF MEETING 2008 · 15

Explanatory Notes (continued) The table below shows the Board and Committee fee levels as at 1 July 2007, and the new levels that took effect from 1 July 2008. The Remuneration Committee and the Board sought external advice from a remuneration specialist in setting the fee levels for 2008–09. Levels of Board and Committee fees for non-executive Directors Effective US dollars 1 July 2008 At 1 July 2007 Base fee 140,000 121,000 Plus additional fees for: Senior Independent 30,000 25,000 Director of BHP Billiton Plc Committee Chair: Risk and Audit 50,000 45,000 Remuneration 35,000 30,000 Sustainability 35,000 30,000 Nomination No additional fees No additional fees Committee membership: Risk and Audit 25,000 25,000 Remuneration 20,000 20,000 Sustainability 20,000 20,000 Nomination No additional fees No additional fees Chairman’s 1,000,000 825,000 remuneration There are currently 12 non-executive Directors, each of whom is, effective 1 July 2008, paid an annual base fee of US$140,000 apart from the Chairman who is paid an annual base fee of US$1,000,000 and the Senior Independent Director of BHP Billiton Plc who is paid an annual base fee of US$170,000. The aggregate annual remuneration currently paid to non-executive Directors is therefore US$2,570,000, and inclusive of Committee fees it is US$2,865,000. Full details are set out in section 6.6 of the Annual Report. These items are regarded as significant matters and must therefore be considered as joint electorate actions. They are proposed as ordinary resolutions. Items 33 and 34 – Amendments to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited An explanation of the proposed amendments to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited is set out in the Appendix to this Notice of Meeting. Please note that a copy of each of the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited showing the proposed amendments referred to in the Appendix to this Notice of Meeting is available either by contacting the Group’s Company Secretariat on 44 (0) 207 802 4054 or 61 (0) 3 9609 3231?or at www.bhpbilliton.com. These items are regarded as significant matters and are therefore joint electorate actions. They are proposed as special resolutions. 16 — BHP BILLITON PLC NOTICE OF MEETING 2008

Appendix

Table of Amendments to Articles of Association/Constitution

Amendment	BHP Billiton Plc Articles of Association ('Plc')	BHP Billiton Limited Constitution ('Limited')
Definitions (Relating to American Depositary Shares)	**Article 2(1)** • The definition of 'Applicable Regulation' is amended to ensure that the rules of any exchange on which the BHP Billiton Plc American Depositary Shares are listed/quoted will apply to BHP Billiton Plc under its Articles of Association (the 'Plc Articles'). • Definitions of 'Limited American Depositary Shares' and 'Plc American Depositary Shares' are inserted to remove any ambiguity in the Plc Articles. Similar amendments are proposed for BHP Billiton Limited's Constitution (the 'Limited Constitution'). • Consequential amendments are proposed throughout the Plc Articles to reflect these changes.	**Rule 2(1)** • See Plc for explanation. • Similar amendments proposed for the Limited Constitution.
Definitions (Relating to ASX settlement and transfer)	**N/A**	**Rules 2(1), 14, 27, 30, 33 and 36** • The defined term 'proper SCH transfer' is deleted. Definitions of 'ASTC', 'ASTC Settlement Rules' and 'proper ASTC transfer' are inserted. • These amendments fix provisions in the Limited Constitution which currently refer to the obsolete SCH Business Rules. • Amendments are proposed throughout the Limited Constitution to reflect the new terminology applicable to the current ASTC settlement process.
Definitions (ASX)	**Article 2(1)** • See Limited for explanation. • Similar amendments proposed for the Plc Articles.	**Rule 2(1)** • This amendment fixes the definition of 'ASX' to reflect the new name ('ASX Limited'), which was adopted after the merger of the Australian Stock Exchange with the Sydney Futures Exchange. • The amendment also expands the definition of 'ASX' to include any other exchange which the Board determines to be BHP Billiton Limited's primary listing. This broader definition provides added flexibility and would avoid subsequent amendments to the Limited Constitution if BHP Billiton Limited were to change its listing in the future.
Definitions (Relating to new UK Companies Act)	**Articles 2, 7, 54, 64, 98, 99 and 135** • The defined term 'Act' is deleted and replaced with a new defined term: 'Companies Acts'. • This amendment is driven by changes to United Kingdom company law (a new Companies Act was enacted in 2006). • The new definition of 'Companies Acts' is drafted broadly so as to capture both the old and the new Companies Acts because they will both apply to BHP Billiton Plc during the transitional period. • Consequential amendments are proposed throughout the Plc Articles to reflect this change.	**Rule 2(1)** • See Plc for explanation. • Similar amendments proposed for the Limited Constitution.
Definitions (Operator)	**Article 2(1)** • The name of the company approved by HM Treasury as Operator under the Uncertificated Securities Rules is updated to 'Euroclear UK & Ireland Limited'.	**N/A**
Definitions (Relating to regulation of uncertificated shares)	**Articles 2, 40, 64 and 145** • The defined term 'Regulations' is deleted and replaced with a new defined term: 'Uncertificated Securities Rules'. • This amendment is proposed because the existing definition of 'Regulations' refers to UK regulations that are no longer in force. • The proposed new term 'Uncertificated Securities Rules' is defined broadly to provide flexibility to deal with possible future regulatory and legislative change without the need for further changes to the Plc Articles. • Consequential amendments are proposed throughout the Plc Articles to reflect this change.	**N/A**

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Appendix: Table of Amendments to Articles of Association/Constitution (continued)

Amendment	BHP Billiton Plc Articles of Association ('Plc')	BHP Billiton Limited Constitution ('Limited')
Definitions (Seal/Securities Seal)	**Article 2(1)** • The definitions of 'Seal' and 'Securities Seal' are amended. • These amendments are driven by the introduction of the Companies Act 2006. • The amendment to 'Seal' reflects that BHP Billiton Plc is not required to have a seal under the Companies Act 2006. • The amendment to 'Securities Seal' clarifies that the Securities Seal of BHP Billiton Plc is kept under the Companies Act 1985 (and not the Companies Act 2006).	**N/A**
Definitions (Subsidiary)	**Article 2(1)** • The definition of 'Subsidiary' is amended due to the introduction of the Companies Act 2006. • This amendment adopts a broader definition of subsidiary which will apply during the transitional period in which both the Companies Act 1985 and Companies Act 2006 apply.	**Rule 2(1)** • See Plc for explanation. • Similar amendments proposed for the Limited Constitution.
Interpretation ('Signed' and 'Signature')	**Article 2(2)** • Guidance on the interpretation of the terms 'signed' and 'signature' is inserted. • This clarifies that, in the case of an electronic communication, a document will be treated as signed where it has been authenticated in accordance with the Companies Acts. • Consequential amendments are proposed to renumber the Plc Articles that follow.	**Rule 2(10)** • See Plc for explanation. • Similar amendments proposed for the Limited Constitution.
UK financial services legislation	**Articles 2(1), 2(2)(m)** • References to the UK Financial Services Act 1986 are replaced with references to the UK Financial Services and Markets Act 2000.	**N/A**
Variation of class rights	**Article 31** • The Article which sets out the procedure for varying class rights is amended to bring the procedure into line with section 334 of the Companies Act 2006. • The amendment clarifies the default procedures relating to quorum and voting rights which are applicable to meetings of shareholder classes.	**Rule 31** • See Plc for explanation. • Similar amendments proposed for the Limited Constitution. • The proposed amendments also bring the procedure for variation of class rights under Rule 31 into line with the default procedure under section 246B(2) of the Corporations Act.
Registration of transfer of shares	**Article 35(2)** • The words 'and without assigning any reason therefore' are deleted from Article 35(2). • This amendment reflects section 771 of the Companies Act 2006, which requires the giving of reasons if a transfer of shares is refused.	**N/A**
Length of notice for general meetings	**Article 46** • Article 46 is proposed to be amended as a result of the Companies Act 2006. • The amendment is designed to make Article 46 more closely reflect the notice requirements contained in section 307 of the Companies Act 2006 and minimise the potential for conflicts to arise between the legislation and the Plc Articles. • The proposed amendments also exclude treasury shares for the purposes of calculating a majority in this Article (because treasury shares are held by BHP Billiton Plc and it won't require notice of general meetings). BHP Billiton Plc may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings. Expressly excluding treasury shares from Article 46 is therefore consistent with the current provisions of the Companies Act 1985 which deal with treasury shares (and which are replicated in the Companies Act 2006).	**N/A**

18 – BHP BILLITON PLC NOTICE OF MEETING 2008

Appendix: Table of Amendments to Articles of Association/Constitution (continued)

Amendment	BHP Billiton Plc Articles of Association ('Plc')	BHP Billiton Limited Constitution ('Limited')
Extraordinary resolutions	**Articles 2(2)(t), 6(b), 54(3) and 144** • The Companies Act 2006 no longer uses the concept of an extraordinary resolution. • The references to 'extraordinary resolution' in Articles 2(2)(t) and 54(3) have therefore been deleted. • The references to 'extraordinary resolution' in Articles 6(b) and 144 have been replaced with 'special resolution'.	**N/A**
Votes attaching to shares	**Article 61(1)(a)(iii)** • This Article currently conflicts with section 285 of the Companies Act 2006. • This amendment brings the Plc Articles in line with the Companies Act 2006 by ensuring that where a shareholder appoints more than one proxy, the multiple proxies taken together have at least the same number of votes on a show of hands as the member who appointed them would have if he or she were present at the meeting. • This change is not considered to be of much practical consequence given BHP Billiton's practice is to proceed directly to a poll on all items of business at general meetings.	**Rule 61(a)(iii)** • See Plc for explanation. • Amendments are proposed for the Limited Constitution to ensure that it is not inconsistent with the Plc Articles.
Restriction on voting in particular circumstances	**Article 64** • There are proposed amendments to Articles 64(2) and 64(5) to replace references to sections of the Companies Act 1985 with references to the Companies Act 2006. • There is also a proposed amendment to Article 64(6) designed to clarify that BHP Billiton Plc's statutory rights arising from failures to meet statutory notice periods are not limited by Article 64.	**N/A**
Proxies	**Article 68** • There are proposed amendments to Article 68 designed to expand and clarify the procedures for appointing a proxy in order to fully comply with section 327 of the Companies Act 2006. • Under the amendments, the Board will have scope to set a shorter 'deadline' for receipt of proxies than the 48 hours currently set under legislation. This will benefit shareholders by allowing them extra time to lodge their instruments appointing proxies (where the Board exercises its discretion). • Additionally, the amendments will give the Board the flexibility to determine whether non-working days are taken into account when calculating time periods. • The amendments in respect of unclear or incomplete proxy forms (explained in the Limited column) are also proposed for the Plc Articles.	**Rule 68** • There are proposed amendments to Rules 68(4) and 68(5) to enable BHP Billiton Limited to complete or amend proxy forms to properly reflect shareholders' intentions. • Currently, the Board can only authorise the Secretary to complete proxies which are incomplete by inserting the name of a Director as the person in whose favour the proxy was given. • The proposed amendments expand on this discretion to enable BHP Billiton Limited to give effect to the shareholder's voting intentions in a broader range of situations. In particular, the amendments enable a proxy form to be treated as validly lodged within the specified timeframe notwithstanding that a correction or clarification is made to reflect the shareholder's intentions after the nominated cut-off time for proxy lodgement. • The Corporations Act does not provide an express power to amend/complete shareholders' proxy forms on their behalf. While there are general law principles that touch on these issues, incorporating specific powers in the Limited Constitution would clarify BHP Billiton Limited's ability to complete/amend proxy forms on behalf of shareholders to properly reflect shareholders' intentions. • Similar amendments are proposed for the Plc Articles.
Proxy forms	**N/A**	**Rule 71** • There is a proposed amendment to Rule 71 so that the Board 'must' (rather than 'may') include a proxy form with a notice of meeting. • This amendment brings the Limited Constitution into line with ASX Listing Rule 14.2 which requires that a notice of meeting **must** be accompanied by a proxy form.

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Appendix: Table of Amendments to Articles of Association/Constitution (continued) Amendment BHP Billiton Plc Articles of Association (‘Plc’) BHP Billiton Limited Constitution (‘Limited’) Nominations Article 87 Rule 87 of Directors • See Limited for explanation. • There is a proposed amendment to Rule 87 designed to ensure • Similar amendments proposed for the Plc Articles. that the cut-off date for Director-nominations is measured from the earlier of the BHP Billiton Limited and BHP Billiton Plc general meetings – which is appropriate given the Dual Listed Company structure. • Currently, the wording of the Limited Constitution means BHP Billiton Limited uses the nominations cut-off period contained in the ASX Listing Rules (i.e. 35 business days before the date of the BHP Billiton Limited meeting) – which typically falls after the deadline for nominations as a Director of BHP Billiton Plc. • The Group has in the past needed to seek ASX regulatory relief to avoid a situation in which a candidate could be eligible for election as a Director of BHP Billiton Limited but not as a Director of BHP Billiton Plc. • If the proposed amendments are adopted, the cut-off date for both BHP Billiton Limited and BHP Billiton Plc will be 40 business days before the earlier of the BHP Billiton Limited and BHP Billiton Plc general meetings. Authorisation Articles 98–100 N/A for conflicts • There are proposed amendments to Articles 98, 99 and 100 to take account of changes to directors’ interests rules introduced by the Companies Act 2006. • From 1 October 2008, the Companies Act 2006 will impose a duty on a director of a company to which the Companies Act 2006 applies to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. This duty is not infringed if either the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorised by the directors. • The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts where the company’s articles contain such an enabling provision. As a result, public companies governed by the Companies Act 2006 will need to include a provision in their articles enabling authorisation of matters in which a director has, or may have, a conflict of interest. • The proposed amendments to Articles 98 and 99 give the Directors authority to approve such situations and the ability to regulate the way in which required disclosures and any following authorisation will be made to and by the Directors, giving greater flexibility and ensuring that the highest standard of corporate governance/best practice may be adhered to. • Authorisation may only be given by non-conflicted Directors (i.e. Directors without an interest in the matter requiring authorisation). Furthermore, any such authorisation is effective only if: (a) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director, and (b) the matter was agreed to without the interested Director voting or would have been agreed to if the vote of the interested Director had not been counted. The Directors will also be able to impose conditions when giving any authorisation if such a restriction is, in their opinion, appropriate. • Overall, the proposed Articles 98, 99 and 100 seek to establish a clear and comprehensive ‘code’ on dealing with Directors’ interests without being unduly constrictive. 20 — BHP BILLITON PLC NOTICE OF MEETING 2008

Appendix: Table of Amendments to Articles of Association/Constitution (continued) Amendment BHP Billiton Plc Articles of Association (‘Plc’) BHP Billiton Limited Constitution (‘Limited’) Scrip dividends Article 130 N/A • There is a proposed amendment to Article 130 designed to add certainty to the procedures for elections regarding scrip dividends. • The proposed amendment clarifies that an accidental failure to send notices of election or non-receipt of such notices will not invalidate offers of election or give rise to claims. Service of Article 135 Rule 135 Notices • There are proposed amendments to Article 135 designed • There are proposed amendments to Rule 135 designed to substantially update the notice provisions contained in the to clarify when notice is deemed to have occurred and Plc Articles for the purposes of clarity and in order to capitalise add greater certainty to the giving of notice by on recent regulatory changes in the United Kingdom. BHP Billiton Limited. • These amendments clarify when notice is deemed to have occurred and will add greater certainty to the giving of notice by BHP Billiton Plc. • References to residency have been removed so that the provisions apply to all shareholders (in order to comply with the UK Listing Authority’s Disclosure and Transparency Rule 6.1.8R(2) which provides that the use of electronic means of communication must not depend on the residency of shareholders). • The amendments also provide scope for BHP Billiton Plc to increase its use of electronic methods of communication in the future in compliance with sections 1144, 1147 and Schedule 5 of the Companies Act 2006. • A consequential amendment is proposed to Article 2(2)(q) to reflect the change affecting electronic communication. Overseas Article 138 N/A members • There is a proposed amendment to Article 138 designed to comply with section 1144 and Schedule 5 of the Companies Act 2006 by ensuring that an address must be provided by a shareholder in order to receive electronic communications. Typographical Various Articles Various Rules and internal These amendments: • See Plc for explanation. referencing errors • correct typographical errors in the Plc Articles; • Similar amendments proposed for the Limited Constitution. • remove internal references to various Articles that are no longer in use; • correct internal references to wrong Article numbers. These proposed amendments are minor in nature and do not affect any rights or responsibilities under the BHP Billiton Plc Articles. BHP BILLITON PLC NOTICE OF MEETING 2008 — 21

Voting SHAREHOLDERS ENTITLED TO ATTEND THE AGM Only shareholders, their attorneys, proxies and authorised representatives of corporations which are shareholders are entitled to attend, speak and vote at the meeting. VOTING IN PERSON (OR BY ATTORNEY) Shareholders, or their attorneys, who plan to attend the meeting are asked, if possible, to arrive at the venue 30 minutes prior to the time designated for the meeting so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting. VOTING BY CORPORATE REPRESENTATIVE(S) In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that: • if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and • if more than one corporate representative for the same corporate shareholder attends the meeting, but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described above. VOTING BY PROXY • A shareholder entitled to attend and vote is entitled to appoint one or more proxies to exercise all or any of his rights to attend, speak and vote at the meeting. A shareholder may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. If multiple proxies are to be appointed then a separate proxy form must be filled in for each proxy. A blank form may be photocopied for this purpose. • The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where the appointment does not specify the proportion or number of the shareholder’s votes each proxy may exercise, then the proxy is deemed to be authorised for the whole of the shareholder’s holding (or in the case of a shareholder with designated accounts, the whole of the holding in the designated account). • A proxy need not be a shareholder. • The proxy can be either an individual or a body corporate. • If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. • Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. • If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority. • Shareholders who return their proxy forms with a direction on how to vote, but do not nominate the identity of their proxy, will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned, but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed in this Notice, except resolutions 17 and 18 (election of external candidate Mr S Mayne as a Director) which will be voted against. 22 — BHP BILLITON PLC NOTICE OF MEETING 2008

Voting (continued) • Completed proxy forms should be sent to the BHP Billiton Share Registrar using the pre-addressed envelope provided with this Notice. • To be effective, proxies must be lodged by 10.30 am UK local time on Tuesday, 21 October 2008 for shareholders registered on the principal register in the United Kingdom, or 11.30 am South African local time on Tuesday, 21 October 2008 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid. • Proxies may be lodged using any of the following methods: – by returning a completed proxy form in person or by post to one of the following addresses: BHP Billiton Plc Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom or BHP Billiton Plc Registrar Computershare Investor Services (Pty) Limited 70 Marshall Street PO Box 61051 Johannesburg 2001 South Africa by faxing a completed proxy form to 44 (0) 870 703 6109 for shareholders on the United Kingdom principal register or 27 (0) 11 688 5238 for shareholders on the South African branch register; or by recording the proxy appointment and voting instructions via the internet at www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility and will need their Shareholder Reference Number (SRN) and Personal Identification Number (PIN). • The proxy form must be signed by the shareholder or the shareholder’s attorney. Proxies given by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association and BHP Billiton Limited’s Constitution. Where the appointment of a proxy is signed by the appointer’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at either of the above addresses, or by facsimile, and by 10.30 am UK local time/11.30 am South African local time on Tuesday, 21 October 2008. If facsimile transmission is used, the power of attorney must be certified. • Completion and return of a proxy form will not prevent a shareholder from attending the meeting and voting in person should they wish to do so. The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the company in accordance with section 146 of the United Kingdom Companies Act 2006 (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights. Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated the nominated person to enjoy information rights (or, perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc) regarding any changes or queries relating to the nominated person’s personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from a nominated person. VOTING THROUGH THE CREST ELECTRONIC PROXY APPOINTMENT SERVICE CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 10.30 am on Tuesday, 21 October 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. BHP BILLITON PLC NOTICE OF MEETING 2008 — 23

Voting (continued) CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. ADS HOLDERS AND HOLDERS OF SHARES DEMATERIALISED INTO STRATE The main contact for ADS holders who do not hold their investment directly is the registered shareholder or custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreements with them to be appointed as a proxy and to attend, participate in and vote at the meeting. Holders of shares dematerialised into STRATE may return their proxy forms directly to their Central Securities Depository Participant or stockbroker. SHAREHOLDERS WHO ARE ENTITLED TO VOTE In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders entered in the register of shareholders of BHP Billiton Plc at 6.00 pm (London time) on Tuesday, 21 October 2008 or, in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00 pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting in respect of the number of shares registered in their name at that time. Changes after that time or, in the event that the meeting is adjourned, after 6.00 pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting. If you have sold or transferred any or all of your shares, this Notice of Meeting should be passed on to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee. SHARES IN ISSUE The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice, excluding shares held in treasury, was 2,207,007,544 ordinary shares of US$0.50 each. DOCUMENTS AVAILABLE FOR INSPECTION The following documents may be inspected at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the Annual General Meeting, and at the Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting: • a copy of BHP Billiton Plc’s existing Articles of Association and BHP Billiton Plc’s Articles of Association marked up to show the proposed changes pursuant to Resolution 33; • a copy of BHP Billiton Limited’s existing Constitution and BHP Billiton Limited’s Constitution marked up to show the proposed changes pursuant to Resolution 34; and • copies of the terms and conditions of appointment of BHP Billiton Plc’s non-executive Directors. By order of the Board Jane McAloon Group Company Secretary 12 September 2008 24 — BHP BILLITON PLC NOTICE OF MEETING 2008